Filed by World Color Press Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: World Color Press Inc.

Commission File No.: 333-165259

June 10, 2010

For immediate release

QUAD/GRAPHICS HAS BEEN CLEARED TO APPLY TO LIST ON THE NEW YORK STOCK EXCHANGE FOLLOWING ACQUISITION OF WORLD COLOR PRESS

Sussex, Wisconsin and Montreal, Canada— Quad/Graphics, Inc. and World Color Press Inc. (TSX: WC, WC.U) today announced that Quad/Graphics has been cleared to apply to list its class A common stock on the New York Stock Exchange (“NYSE”). Quad/Graphics anticipates the shares will begin trading on the NYSE on July 6, 2010. The listing would become effective after Quad/Graphics’ acquisition of World Color Press, which remains subject to customary closing conditions, including shareholder approvals and the receipt of a final order of the Quebec Superior Court pursuant to the Canada Business Corporations Act. World Color Press’s shareholder meeting is scheduled for June 25, 2010 and the hearing in respect of the final order is scheduled to take place on June 28, 2010. If all necessary approvals are obtained and the conditions to the completion of the transaction are satisfied or waived, it is expected that the transaction will be completed on July 2, 2010.

In connection with its acquisition of World Color Press, Quad/Graphics filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission. The Form S-4 is available under Quad/Graphics’ CIK number (0001481792) on the SEC’s EDGAR System.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Quad/Graphics and Worldcolor, as well as their respective objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Quad/Graphics and Worldcolor have based these forward-looking statements on their current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made.

Although Quad/Graphics and Worldcolor believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that these expectations will prove to be correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as Quad/Graphics’ and Worldcolor’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in Quad/Graphics’ or Worldcolor’s filings with the securities regulatory authorities in Canada (the “Canadian Securities Administrators”) and the U.S. Securities and Exchange Commission (“SEC”) which are available at www.sedar.com, www.sec.gov and www.worldcolor.com.  Quad/Graphics and Worldcolor caution that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in Quad/Graphics’ or Worldcolor’s filings with the Canadian Securities Administrators and the SEC and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to Quad/Graphics or Worldcolor.

Unless mentioned otherwise, the forward-looking statements in this press release reflect Quad/Graphics’ and Worldcolor’s expectations as of June 10, 2010, being the date at which they have been approved, and are subject to change after this date. Quad/Graphics and Worldcolor expressly disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Quad/Graphics and Worldcolor. On March 5, 2010, Quad/Graphics filed with the SEC a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. A final amendment to the registration statement on Form S-4, including a final proxy circular/prospectus was filed on May 26, 2010, and the registration statement on Form S-4 became effective on May 27, 2010. This press release is not a substitute for the proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the Canadian Securities Administrators or the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS OR THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge on SEDAR (www.sedar.com), at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

About Quad/Graphics

Quad/Graphics (www.QG.com) is a leading printer of catalogs, magazines and other commercial products. Headquartered in Sussex, Wisconsin (26 miles west of Milwaukee) and with 11 plants in the United States and several overseas, the company provides services ranging from front-end design and photography through digital imaging, printing, finishing, mailing/distribution and data-driven marketing solutions such as data optimization and analytics.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its employees are focused on helping customers meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru.  More information about Worldcolor can be found on its Web site at www.worldcolor.com.

Contacts

Quad/Graphics Media Contact:

Claire Ho

Manager, Corporate Communications

414-566-2955

Claire.Ho@qg.com

Worldcolor

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070